VIA EDGAR

May 13, 2014

Re:	Murphy USA Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-194736

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on May 15, 2014 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Murphy USA Inc.

	By:	/s/ John A. Moore
		Name:	John A. Moore, Esq.
		Title:	Senior Vice President, General Counsel and Secretary
cc:	Joseph A. Hall
Davis Polk & Wardwell LLP
Via facsimile (212) 701-5565